Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated March 18, 2022

Registration No. 333- 239181

March 18, 2022

PRICING TERM SHEET

Wesbanco, Inc.

$150,000,000.00

3.75% Fixed-to-Floating Rate Subordinated Notes due 2032

Term Sheet

Issuer:	Wesbanco, Inc. (the “Company”)

Security:	3.75% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$150,000,000.00

Ratings:

BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	March 18, 2022

Settlement Date:	March 23, 2022 (T+3)

Final Maturity Date (if not previously redeemed):	April 1, 2032

Coupon:	3.75% per annum, from and including the Settlement Date, to, but excluding April 1, 2027 or the earlier redemption date, payable semi-annually in arrears. From and including April 1, 2027 to, but excluding, the maturity date or earlier redemption date, a floating per annum rate equal to a Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement relating to the Notes under “Description of the Notes—Interest”) plus a spread of 178.7 basis points, payable quarterly in arrears, provided, however, that in the event the Three-Month Term SOFR (or other applicable Benchmark rate) is less than zero, then the Three-Month Term SOFR (or other applicable Benchmark rate) shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on April 1 and October 1 of each year through, but not including, April 1, 2027 or the earlier redemption date, and quarterly thereafter on January 1, April 1, July 1, and October 1 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on October 1, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	During the fixed rate period, 30/360 to but excluding April 1, 2027; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option beginning with the interest payment date of April 1, 2027, and on any interest payment date thereafter, redeem the Notes, in whole or in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, including capital regulations, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption (as described in the preliminary prospectus supplement relating to the Notes under “Description of the Notes—Redemption”).

Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to April 1, 2027, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), including capital regulations, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	Book-entry form through the facilities of the Depositary Trust Company in $1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company expects to use the net proceeds from this offering for general corporate purposes, which may include, but are not limited to, repayment or redemption of existing outstanding indebtedness, funding the cash consideration components of future acquisitions, repurchases of the Company’s outstanding equity securities, potential capital expenditures and providing capital to support the lending, investing and other financial services activities of the Company’s subsidiary, Wesbanco Bank, Inc. (the “Bank”).

Price to Public:	100%

Ranking:

The Notes will be the Company’s unsecured subordinated obligations and:

•   will rank junior in right of payment to all of the Company’s existing and future Senior Indebtedness (as defined in the prospectus supplement under “Description of the Notes”);

•   will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s existing and future unsecured subordinated indebtedness;

•   will rank senior to the Company’s obligations relating to any outstanding junior subordinated debt securities issued to the Company’s capital trust subsidiaries; and

•   will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course of business or otherwise.

As of December 31, 2021, on a consolidated basis, the Company’s outstanding indebtedness and other liabilities totaled approximately $14.2 billion, which includes approximately $13.6 billion of deposit liabilities, approximately $325.8 million of outstanding secured indebtedness that ranks structurally senior to the Notes, approximately $132.9 million of outstanding junior subordinated debt securities that rank junior to the Notes. The indenture governing the Notes will not limit the amount of additional indebtedness that the Company or its subsidiaries may incur.

CUSIP / ISIN for the Notes:	950810AA9 / US950810AA95

Lead Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

Active Book-Running Manager:	RBC Capital Markets, LLC

Co-Manager:	D.A. Davidson & Co.

The Notes are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Agency or any other government agency or instrumentality.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date indicated above, which will be the third business day following the trade date of March 18, 2022 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two trading days will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and these purchasers should consult their own investment advisor.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement dated March 18, 2022 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by e-mailing Keefe, Bruyette & Woods, Inc. at USCapitalMarkets@kbw.com or RBC Capital Markets, LLC at rbcnyfixedincomeprospectus@rbccm.com.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.